UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For August 16, 2003 – December 31, 2003

CARDIOME PHARMA CORP.
(Translation of Registrant’s name into English)

(formerly NORTRAN PHARMACEUTICALS INC.)

3650 Wesbrook Mall
Vancouver, British Columbia, V6S 2L2, CANADA
(Address of principal executive offices)

0001036141	0-29338
CIK #	FILE NO.

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

Yes ☒    No ☐

FORM 6-K
TABLE OF CONTENTS

For August 16, 2003 – December 31, 2003

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

File No. 0-29338, CIK # 0001036141

Exhibit 99.1	Press Release – September 3, 2003 (Presentation of Clinical Data at Heart Failure Meeting)

Exhibit 99.2	Press Release – September 4, 2003 (Cardiome Enters into an Agreement for a $20 Million Bought Deal Financing)

Exhibit 99.3	Preliminary Short Form Prospectus

Exhibit 99.4	Material Change Report – Presentation of Clinical Data at Heart Failure Meeting

Exhibit 99.5	Material Change Report – Cardiome Enters into an Agreement for a $20 Million Bought Deal

Exhibit 99.6	Underwriting Agreement

Exhibit 99.7	Final Short Form Prospectus

Exhibit 99.8	Press Release – September 23, 2003 (Cardiome Closes $20 Million Bought Deal Financing)

Exhibit 99.9	Press Release – October 16, 2003 (Cardiome and Fujisawa Sign a US$68 Million Partnership Agreement)

Exhibit 99.10	Material Change Report – Cardiome and Fujisawa Sign a US$68 Million Partnership Agreement

Exhibit 99.11	Amendment No.1 to Final Short Form Prospectus

Exhibit 99.12	Press Release – October 23, 2003 (Cardiome Receives $3 Million Proceeds from Underwriters’ Exercise of Over-Allotment Option)

Exhibit 99.13	Material Change Report - Cardiome Receives $3 Million Proceeds from Underwriters’ Exercise of Over-Allotment Option

Exhibit 99.14	Press Release – October 29, 2003 (Cardiome Reports Third Quarter Results)

Exhibit 99.15	Interim Financial Statements for the Quarter Ended August 31, 2003

Exhibit 99.16	Confirmation of Mailing

Exhibit 99.17	Material Change Report - Cardiome Reports Third Quarter Results

Exhibit 99.18	Press Release – December 23, 2003 (Cardiome Submits NDA for Oxyprim)

Exhibit 99.19	Material Change Report - Cardiome Submits NDA for Oxyprim

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(REGISTRANT)

Date: February 19, 2004	By:	/s/ Christina Yip
Christina Yip
Vice President, Finance and Administration